Filed Pursuant to Rule 424(b)(5)
Registration No. 333-166662
AMENDMENT NO. 1 TO
PROSPECTUS SUPPLEMENT DATED JULY 27, 2011
(To Prospectus Dated July 20, 2011)

12,000 Shares of 8% Non-Cumulative Convertible Preferred Stock, Series 2011

Subscription Rights to Purchase up to 12,000 Shares of

8% Non-Cumulative Convertible Preferred Stock, Series 2011

1,500,000 Shares of Common Stock Issuable upon Conversion of the Preferred Stock

Our prospectus supplement dated July 27, 2011 (the “prospectus supplement”) is hereby amended (the prospectus supplement as so amended, the “amended prospectus supplement”) as follows:

1.	The paragraph under the heading “The Rights Offering - Expiration Time and Date; Amendments” is hereby deleted and replaced in its entirety as follows:

“The subscription rights will expire at 5:00 p.m., Eastern Time, on September 15, 2011, unless we extend it.  We reserve the right to extend the subscription period at our sole discretion.  We also reserve the right to conduct multiple closings of the rights offering at our sole discretion.  We will notify you of any extension of the expiration date by issuing a press release.  You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of an over subscription request), to the subscription agent prior to 5:00 p.m., Eastern Time, on September 15, 2011, unless the expiration date is extended.  After the expiration of the rights offering period, all unexercised subscription rights will be null and void.  We will not be obligated to honor any purported exercise of subscription rights which the subscription agent receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise.   All shares of our Series 2011 Preferred Stock that you purchase in the rights offering will be evidenced by a stock certificate.  Any subscription payments for shares not allocated or validly purchased will be returned to you, with interest, as soon as practicable following the expiration date of the rights offering.

We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.”

2.	The paragraph under the heading “The Supplemental Offering - Expiration Date and Cancellation Rights” is hereby deleted and replaced in its entirety as follows:

“The supplemental offering will expire approximately fifteen days following the expiration of the rights offering, or at 5:00 p.m.,Eastern Time, on September 30, 2011, unless we extend the supplemental offering in our sole discretion.  We reserve the right to conduct multiple closings of the supplemental offering at our sole discretion.

We may cancel the supplemental offering at any time for any reason, including following the rights offering expiration date.  If we cancel the supplemental offering, the subscription agent will return all subscription payments, with interest, as soon as practicable.”

Terms used in this amended prospectus supplement that are not otherwise defined have the definition ascribed to those terms in the prospectus supplement. The prospectus supplement is not amended except to the extent amended by this amended prospectus supplement and, accordingly, the prospectus supplement and this amended prospectus supplement should be read together as one document.

Unless the context requires otherwise, “we” and “our” refer to Summit Financial Group, Inc. and its subsidiaries.

An investment in our Series 2011 Preferred Stock involves risks.  You should carefully consider all of the information set forth in the prospectus supplement and the accompanying prospectus, including the risk factors beginning on page S-17 of the prospectus supplement and on page 7 of the accompanying prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into the prospectus supplement and the accompanying prospectus before exercising your subscription rights.  See the section of the prospectus supplement entitled, “Incorporation of Certain Information by Reference.”

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if the prospectus supplement or this amended prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.